Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2011	2010	2009	2008	2007

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$22,939	19,696	9,507	(2,902)	22,871
Distributions less than equity in earnings of affiliates	(1,077)	(1,073)	(1,254)	5,127	(1,400)
Fixed charges, excluding capitalized interest*	1,287	1,573	1,700	1,288	1,680

	$23,149	20,196	9,953	3,513	23,151

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$972	1,187	1,289	935	1,253
Capitalized interest	489	471	487	568	565
Interest portion of rental expense	180	185	205	207	171
Interest expense relating to guaranteed debt of affiliates	-	-	-	3	19

	$1,641	1,843	1,981	1,713	2,008

Ratio of Earnings to Fixed Charges	14.1	11.0	5.0	2.1	11.5

*	Includes amortization of capitalized interest totaling approximately $135 million in 2011, $201 million in 2010, $206 million in 2009, $143 million in 2008 and $237 million in 2007.